U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                     Filed pursuant to Section 16(a) of the
                 Securities Exchange Act of 1934, Section 17(a)
                  of the Public Utility Holding Company Act of
                                     1935 or
               Section 30(f) of the Investment Company Act of 1940

                     1. Name and Address of Reporting Person

                             TAYLOR    JEFFREY     A.

                             (Last)    (First)  (Middle)

                              2250 North 1500 West

                                    (Street)

                              Ogden,    Utah    84404

                              (City)   (State)  (Zip)

              2. Date of Event Requiring Statement (Month/Day/Year)

                                 March 31, 2001

        3. IRS or Social Security Number of Reporting Person (Voluntary)

                   4. Issuer Name and Ticker or Trading Symbol

                              CRYOCON, INC. (CRYQ)

                  5. Relationship of Reporting Person to Issuer
                             (Check all applicable)

           [ ] Director                         [ ] 10% Owner
           [ ] Officer (give title below)       [X] Other (specify below)

                          FORMER VICE PRESIDENT, SALES

                 6. If Amendment, Date of Original (Month/Year)


           7. Individual or Joint/Group Filing (Check applicable line)

                    [ X ] Form Filed by One Reporting Person

                [ ] Form Filed by More than One Reporting Person

                United States Securities and Exchange Commission
                                Washington, D.C. 20549

[x]Check box if no longer subject to
Section 16.  Form 4 or Form 5 obli-
gations may continue.  See Instruc-
tion 1(b)

[ ]Form 3 Holdings Reported

[X]Form 4 Transactions Reported

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or   Price      (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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*If the form is filed by more than one reporting person, see instruction 4(b)(v)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)       (A)    (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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                 See         MAR 21,  A/4      41,696        See               Common    41,696  See         41,696  (D)
OPTION AGREEMENT Expanantion 2001                            Explanation       Stock             Explanation
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Explanation of Responses: Mr. Taylor terminated employment with the Company March 21, 2001. On March 21, 2001, the Option that was extended to him upon employment was modified to grant Mr. Taylor 41,696 fully vested shares. The exercise price is $1.50 per share. The Option expires 180 days from March 21, 2001. To date Mr. Taylor has not exercised his Option.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(4)


                          /s/ JEFFREY A. TAYLOR                      11 MAY 2001
                          ---------------------                      -----------
                          ** Signature of Reporting Person             Date

NOTE: File three copies of this Form; one of which must be manually signed. If space provided is insufficient, see Instructionn 6 for procedure.

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